April 8, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Roots Real Estate Investment Community I, LLC
Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A
Filed March 24, 2025
File No. 024-11897

To Whom it May Concern:

This letter is being submitted on behalf of Roots Real Estate Investment Community I, LLC (File No. 024-11897) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 7, 2025 (the “Comment Letter”) regarding the Company’s Post-Qualification Amendment No. 4 to its Offering Statement on Form 1-A (the “Initial Filing”) filed with the Commission on March 24, 2025 in connection with its offering of units pursuant to Regulation A (the “Offering”). The Company is concurrently re-filing Post-Qualification Amendment No. 4 to its Offering Statement on Form 1-A (the “Amended Filing”), which includes changes in response to the Staff’s comments and other updates necessitated by the passage of time.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Initial Filing, and page references in the responses, if any, refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Cover Page

Comment No. 1: We note the disclosure on page 45 that residents of the rental properties have the option, subject to the qualifications set forth in this offering circular, to invest the reimbursed fee and additional credits from RootsCom into this offering. Please clearly disclose this consideration other than for cash. We direct you to the Note to Rule 251(a) of Regulation A for the valuation of non-cash consideration. Please also explain the table on page 45 setting forth the example of this program, including clarifying how you determined the interest rate and total return. Please also provide additional details of the terms of this program.

Response: The Company respectfully submits that the investment by its Residents, if any, are for cash and are not for non-cash consideration. The Residents of the Company’s properties that opt-in to the “Live In It Like You Own It” program have the opportunity to earn back their opt-in fee, and to earn additional rent credits, based on certain measurable criteria related to how the Resident cares for the property. Upon earning the reimbursement of the opt-in fee, and additional rent credits, if at all, the Residents can then choose to invest into the Offering, if they meet the other qualifications set forth in the Offering Circular, at a dollar amount of their choosing. The intent of the graphic table on page 45 was to demonstrate a hypothetical return a Resident investor could earn if investing a security deposit and monthly rental rebate at a 5% return, however, in order to avoid confusion, the Company has removed the graphic from the Amended Filing.

Risk Factors, page 12

Comment No. 2: We note that your forum selection provision in Section 17.12 of the Amended and Restated Operating Agreement and the Subscription Agreement identifies the state or federal courts in the State of Georgia as the exclusive forum for certain litigation, including claims arising from federal securities laws. Please disclose this provision in the offering circular and state, if true, that it applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has revised the “Risk Factors —Risks Related to Our Corporate Structure—Forum Selection Provision” section in the Amended Filing to describe the forum selection provision and provide the above-requested information.

Comment No. 3: Please add disclosure regarding the arbitration provision in Article 9 of the Amended and Restated Operating Agreement. Please clarify whether this provision applies to claims under the federal securities laws. In addition, please clearly disclose the additional risks associated with this provision, including limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable. Please clearly disclose any uncertainty as to the enforceability of such provision. Please also disclose the waiver of a jury trial in Section 17.12 of the Operating Agreement, if the arbitration provision is overruled or otherwise deemed unenforceable.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Operating Agreement— Member Rights and Arbitration of Disputes” section in the Amended Filing to provide the above-requested information.

Comment No. 4: We note the investor representations in the subscription agreement prohibit “(1) indirect, special or consequential damages, lost profits or the like or (2) punitive damages. Please clearly disclose and clarify whether this provision applies to claims made under the federal securities laws. Please also address any questions as to enforceability.

Response: In response to the Staff’s comment, the Company has revised the “Risk Factors —Risks Related to Our Corporate Structure—Limitations on Remedies May Restrict Investors’ Ability to Recover Damages” section in the Amended Filing to provide the above-requested information

Management, page 33

Comment No. 5: Please provide the business experience during the past five years of each executive officer and director, including his principal occupations and employment during that period and the name and principal businesses of any corporation or other organization in which such occupations and employment were carried on.

See Item 401(e) of Regulation S-K.

Response: Each of Daniel Dorfman, Larry Dorfman and Scott Jacobsen started with the Sponsor full-time upon its inception of operations in early 2021, and Mel Myrie joined full-time shortly thereafter in June 2021. The prior experience of each of the foregoing persons is listed in the Management section of the Amended Filing on page 35 therein. Notwithstanding the foregoing, the Company revised page 35 of the Amended Filing to make it clear that each of the foregoing started full-time with the Sponsor in early 2021 and June 2021, respectively.

Management Compensation, page 37

Comment No. 6: Please revise the summary to include a summary of all the management fees. Please also revise the table to reflect the compensation paid for the last two completed fiscal years, as required by Items 402 and 404 of Regulation S-K. In addition, please revise to remove the word “estimated” from the compensation column or advise why such information is an estimate rather than the amount paid.

Response: The Company respectfully submits that the summary table of management fees is inclusive of all management fees payable to the Company’s manager, Roots REIT Management, LLC, a Georgia limited liability company (“Manager”). Furthermore, no executive officers are compensated by the Company. The Company revised the table to disclose the amount of fees paid to its Manager for the Company’s fiscal years ending 2022 and 2023 (as the Company is awaiting the finalization of its audit for fiscal year 2024). The Company also determined to retain the “estimated” language in the compensation column, since these figures reference amounts that fluctuate depending on variables that are not yet ascertained as of the date of the Amended Filing (such as the amount of rents, the number and dollar value of acquisitions and dispositions, and the various fair market values of the curated properties sold to the Company after they are curated by the Manager).

Real Estate Portfolio, page 49

Comment No. 7: Please provide the disclosure required by Items 14 and 15 of Regulation S-K. Given the lack of materiality of any particular asset, we direct your to Instruction 2 to Item 14. which indicates the information shall be given by such classes or groups and in such detail as will reasonably convey the information required.

Response: The Company listed its detailed real estate portfolio information in the Initial Filing, to mirror the information disclosed in previously filed Forms 1-U and offering circular supplements. However, in response to the Staff’s comment, the Company has revised the disclosure in the “Real Estate Portfolio” section in the Amended Filing to provide more high-level summary information of the real estate portfolio since no single asset is a material portion of the Company’s real estate holdings.

Description of Our Units, page 66

Comment No. 8: We note your narrative disclosure as to how your NAV is calculated and that you calculated the offering price to be $140.00 per share. Please provide tabular disclosure that demonstrates the components of your NAV calculation. Please also disclose historical NAV calculations.

Response: As disclosed in the Offering Circular, the Company’s NAV reflects the value of the Company’s assets minus the total value of its liabilities. The Company then takes the NAV and divides it by the number of Units outstanding as of the close of the last business day of the prior fiscal quarter to calculate the NAV per Unit. The following is a list of the components used by the Company to calculate its NAV:

Cash on Hand
Total AR
Current Assets
Notes Receivable - Seed
Other Assets
Total Assets non - RE

plus

Total FMV of Real Estate

= Total Assets

minus

Accounts Payable
Total Other Liabilities
Total Long term Liabilities
Total Liabilities

= Total Net Asset Value

Upon the Company’s qualification of its initial offering, the Company’s NAV price per Unit was $110. The historical NAV and NAV price per Unit since that time is listed below:

Effective Date	Period of NAV price per Unit	NAV	NAV price per Unit
July 20, 2022	Q3 2022	$7,345,300	$112
October 15, 2022	Q4 2022	$8,628,821	$115
January 20, 2023	Q1 2023	$9,681,626	$118
April 1, 2023	Q2 2023	$11,894,969	$120
July 1, 2023	Q3 2023	$15,557,996	$124
October 1, 2023	Q4 2023	$19,178,984	$126
January 2, 2024	Q1 2024	$25,989,910	$128
April 4, 2024	Q2 2024	$32,276,980	$131
July 10, 2024	Q3 2024	$39,109,696	$133
October 10, 2024	Q4 2024	$47,733,026	$137
January 10, 2025	Q1 2025	$55,927,319	$140

The Company respectfully submits to the Staff that the above components used in calculating the NAV is not necessary to include in the Company’s Offering Circular, and the narrative disclosure should be sufficient, along with the quarterly disclosure of the NAV price per Unit through a Form 1-U and offering circular supplement as it historically has done.

Quarterly Redemption Plan, page 73

Comment No. 9: Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemptions, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules, including Rule 13e-4, Regulation 14E and certain relevant no-action letters, to its unit redemption program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. The Company has also added additional disclosure in the Amended Filing about certain guidelines regarding its unit redemption program.

Comment No. 10: We note that you may conduct the share redemption program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: In accordance with the Staff’s comment, the Company has reviewed all elements of its unit redemption program in determining that the program is consistent with the class relief granted by the Division of Trading and Markets in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. The Company has also added additional disclosure in the Amended Filing about certain guidelines regarding its unit redemption program.

Exhibits

Comment No. 11: We note that the Operating Agreement filed as Exhibit 2.3 states that the Company and the Manager may enter into one or more written agreements setting forth compensation terms and additional roles, responsibilities and obligations of each of the Manager and the Company. Please file all such agreements as exhibits.

Response: The Company has filed a property management agreement between it and its Manager, Roots REIT Management, LLC, as Exhibit 6.1 to the Amended Filing.

General

Comment No. 12: Please update your disclosure in Part I, Item 4 to include the portion of the aggregate offering price attributable to all the units that you have sold pursuant to a qualified offering statement within the past 12 months before the qualification of this 1-A POS as well as the aggregate offering price attributable to securities being offered on behalf of the issuer. Please also update Part I, Item 6 to reflect the unregistered securities sold within the past year. Please also revise the cover page to reflect the amount of securities under this offering that have been sold to date.

Response: The Amended Filing includes the Staff’s requested revised disclosure. The Company has not sold any unregistered securities within the past year.

Comment No. 13: We note the disclosure regarding the distribution reinvestment plan when discussing the description of the units on page 74. Please update your cover page to provide an allocation of the securities being offered pursuant to the distribution reinvestment plan. In addition, please revise to confirm that the distribution reinvestment plan securities are being offering pursuant to Rule 251(d)(3)(i)(B); and that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment, see Rule 251(d)(1)(iii).

Response: The Company respectfully submits to the Staff that the distribution reinvestment plan is a voluntary opt-in plan for existing investors, and that each time a distribution is declared, as with all investments into the Offering, a hyperlink to the Company’s current offering circular is provided, as it is also always posted on the RootsCom website. The Company respectfully submits that it does not think it is necessary to allocate a portion of Offering proceeds specifically to the distribution reinvestment plan, since the Units can be sold either to new or existing investors at any time, so long as they meet the criteria for new or additional investment, as the case may be, and so long as the other requirements and restrictions of Regulation A are met. Notwithstanding the foregoing, in response to the Staff’s comment, the Company has revised the cover page of the Amended Filing to allocate securities to the distribution reinvestment plan.

Comment No. 14: We note the certain relationships and related transactions in the Form 1-K and Form 1-SA. Please provide all the disclosure required by Item 404 of Regulation S-K. Such disclosure should clearly disclose the acquisition of properties from the Sponsor. Please clarify whether you have a related transaction policy for these purchases. In this regard, we note that the Manager receives a one time acquisition fee for each property purchased. However, it is unclear whether the Sponsor is selling such properties for the price it acquired the properties or whether the Sponsor may receive fees or other consideration above its purchase price.

Response: The Company respectfully submits that in each Form 1-U and related offering circular supplement filed to disclose the Company’s acquisition of real property, the Company clearly discloses if such properties were acquired from the Sponsor. The policies with respect to such transactions, which are disclosed in the management compensation summary table, is for the Manager, as a wholly-owned subsidiary of the Sponsor, to obtain a third-party certified real estate appraisal of the fair market value of a property after it acquires the property and performs repairs, maintenance and/or value-add improvements to the property, and then to sell the property to the Company at or below such fair market value. The Forms 1-U and offering circular supplements list the purchase price paid by the Company, and the third party fair market value. If satisfactory to the Staff, the Company hereby undertakes on a move-forward basis to clearly list the Sponsor’s and/or Manager’s all-in investment in each property (which includes purchase price by Sponsor and/or Manager as well as costs associated with improving the property) in each Form 1-U and offering circular supplement filed related to real property acquisitions, in addition to the sales price to the Company and the fair market value at the time of such transaction.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to contact the undersigned at mike@williamsbusinesslaw.com or 470-567-3411.

Sincerely yours,

Williams Business Law, LLC

Michael P. Williams

cc:	Larry Dorfman
Daniel Dorfman